UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 5, 2004

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**333 Clay
Suite 4200
Houston, Texas**
(Address of principal executive offices)

77002
(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. 2004 First Quarter Financial Commodity Contracts

For the first quarter of 2004, EOG Resources, Inc. (EOG) anticipates a loss of $44.5 million from mark-to-market financial commodity price swap and collar contracts compared to a loss of $45.2 million for the prior year period. During the first quarter of 2004, the net cash outflow related to settled natural gas and crude oil financial price swap contracts and settled natural gas financial collar contracts was $2.3 million compared to a net cash outflow of $27.9 million for the prior year period.

II. 2004 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial Collar Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into New York Mercantile Exchange related financial commodity price swap and collar contracts. In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions. The financial impact of these various physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

EOG has not entered into any additional natural gas or crude oil financial price swap contracts or natural gas financial collar contracts since EOG filed its Annual Report on Form 10-K on March 11, 2004, which provided an update of all such financial contracts as of that date. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: April 5, 2004   By: /s/ TIMOTHY K. DRIGGERS
                             Timothy K. Driggers
                   Vice President and Chief Accounting Officer
                        (Principal Accounting Officer)